NEWS RELEASE

EMX Executes Agreement to Sell Three Projects in Sweden

Vancouver, British Columbia, March 1, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an agreement to sell its Adak volcanogenic massive sulfide ("VMS") project and its Åkerberg and Rismyrliden gold projects in Sweden (the "Projects") (see Figure 1) to Copperhead Mineral AB ("Copperhead"), an unlisted public company in Sweden. In return for the transfer of the Projects to Copperhead, the agreement provides EMX with a 9.9% equity interest in Copperhead, annual advance royalty payments, 2.5% Net Smelter Return ("NSR") royalty interests, work commitments, and other considerations. In conjunction with this transaction, Copperhead intends to apply for a public listing of the Company's shares on a multilateral trading facility in Sweden or other appropriate trading facility.

The Adak VMS project was acquired by EMX in 2020 and covers the areas of historical mining in the Adak district, positioned at the northwest end of the prolific Skellefteå mining belt in Sweden. Åkerberg and Rismyrliden are intrusion-hosted and orogenic gold projects also located in the Skellefteå belt. The Åkerberg license surrounds the historic Åkerberg Gold Mine with the Rismyrliden property located nearby along the geologic trend to the south of Åkerberg.

The Skellefteå belt is known for its prolific historic production from gold-enriched polymetallic VMS deposits, such as the Adak district, and its intrusion-related and orogenic gold systems which are located north of a linear geologic feature locally known as "The Break" (including the historic Åkerberg Mine). Together, these assets will form a diverse, polymetallic "starter" portfolio in central Sweden for Copperhead.

Commercial Terms Overview. Via an arm's length transaction, Copperhead will acquire a 100% share interest in the EMX subsidiary company that controls the Projects, subject to the following terms:

  Upon closing, EMX will receive 600,000 SEK (approximately US$57,000 at current exchange rates) in cash in addition to newly issued shares in Copperhead corresponding to 9.9% of the issued and outstanding shares of Copperhead.

  EMX will receive a 2.5% NSR royalty interest on each of the Projects. On the sixth anniversary after closing, Copperhead has the option to purchase 0.5% of the NSR on a given project by paying EMX 12,500,000 SEK.

  EMX will receive annual advance royalty ("AAR") payments of 125,000 SEK for each project commencing on the third anniversary of the closing, with the AAR payment increasing by 50,000 SEK per year until reaching 750,000 SEK on a per project basis. Copperhead will only be required to make two AAR payments each year if it continues to hold all three Projects, but if one of the Projects is sold or transferred to a third party, the third AAR payment will be reinstated.

  A financial instrument will be put in place that allows EMX to maintain its 9.9% interest in Copperhead until a total of 18,000,000 SEK (approximately US$1.7 million at current exchange rates) has been raised by Copperhead.

  A payment of 5,000,000 SEK, payable in cash or shares of Copperhead, will be made to EMX upon the completion of a Prefeasibility or Feasibility Study for a given project. Copperhead will only be required to make two resource payments if it continues to hold all three Projects, but if one of the Projects is sold or transferred to a third party, the third resource payment will be reinstated.

  To maintain its interest in the Projects, Copperhead will also: (i) spend a minimum of 2,500,000 SEK on the Projects by the second anniversary of the agreement (with at least 500,000 SEK spent on each property) and (ii) spend an aggregate of 10,000,000 SEK by the third anniversary of the agreement or complete a minimum of 3,000 meters of drilling, with a minimum of 1,000 meters of drilling at each of the Adak and Åkerberg projects.

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Adak Project Overview. EMX's Adak exploration permit is the site of the historic Adak mine, which operated from 1941 through 1978, when the mining complex was destroyed by a fire. The mine was never rebuilt or re-opened after the fire, and was operated at a time when VMS deposit models were only poorly understood. Through compilations of historical exploration data and the application of modern concepts for VMS exploration, EMX has identified numerous new targets in the vicinity of the historical mines. EMX believes that the nearby Storliden VMS deposit, discovered in 1998 and mined from 2002 through 2007, provides an exploration analog for further discoveries at Adak.

Åkerberg Project Overview. The Åkerberg gold project is situated in an area with multiple active gold mines and development/advanced exploration stage projects. The EMX land position surrounds the historic Åkerberg mine, which was operated by Boliden AB and produced 1.48 million tonnes averaging 3.0 grams per tonne (g/t) gold from 1991 through 20031. During the time of operation relatively little exploration took place outside of the immediate mine area, and EMX has found multiple untested zones of outcropping gold mineralization within the project area.

Mineralization in the Åkerberg mine area consists of sheeted swarms of gold bearing quartz veins and veinlets developed in gabbroic host rocks. EMX has mapped additional gabbroic rocks throughout the EMX permit areas with similar gold-bearing quartz veins.

Rismyrliden Project Overview. The regional shear zone that hosts the active Björkdal Gold Mine and the past-producing Åkerberg and Norrberget gold mines extends through EMX's Rismyrliden license. Similar to Åkerberg, gold mineralization at Rismyrliden is hosted by swarms of sheeted quartz veins developed in calc-silicate altered greenstone rocks. EMX recently completed a multi-element soil sampling program over the entire Rismyrliden project area. EMX uses an innovative and cost-effective rapid sampling technique to test for geochemical anomalies in soils over large areas. These surveys at Rismyrliden generated multiple reinforcing geochemical anomalies that will be targeted for immediate follow up.

More information on the Projects can be found at www.EMXroyalty.com.

Comments on Nearby and Adjacent Properties. The historic mines and deposits discussed in this news release provide context for EMX's Projects, which occur in a similar geologic setting, but this is not necessarily indicative that the Projects host similar quantities, grades or styles of mineralization.

Qualified Person. Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1 Historical production values are cited in Special Paper 53 (2012), by the Geological Survey of Finland (GTK).

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2022 and the year ended December 31, 2021 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. Location Map of EMX Royalty Properties

ROYALTY CORP
THE ROYALTY GENERATOR®
Project Locations
0 150 300
km
N
Adak
Åkerberg
Rismyrliden
NORWAY
SWEDEN
Date: Feb 2023

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 2. Skellefteå Mining Belt and EMX Royalty Properties

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com